UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to Be Included In Statements Filed
                    Pursuant to Rule 13d-1(a) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. __)*

                          GBI Capital Management Corp.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    36149Y101

                                 (CUSIP Number)

                                 Mark Zeitchick
                          GBI Capital Management Corp.
                               1055 Stewart Avenue
                            Bethpage, New York 11714
                                 (516) 470-1000

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 24, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No. 36149Y101               SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark Zeitchick
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        1,536,888
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,536,888
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,536,888
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 8.2%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      The class of securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the "Common Stock"), of GBI CAPITAL MANAGEMENT CORP., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1055 Stewart Avenue, Bethpage, New York 11714.

Item 2. Identity and Background

      This statement is being filed by Mark Zeitchick, Executive Vice President of the Issuer. Mr. Zeitchick's address is c/o GBI Capital Management Corp., 1055 Stewart Avenue, Bethpage New York 11714.

      Mr. Zeitchick is also an Executive Vice President of Gaines, Berland Inc., a New York corporation and wholly owned subsidiary of the Issuer ("Gaines Berland"). Gaines Berland is a registered broker-dealer with the Securities & Exchange Commission, the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Gaines Berland provides investment banking and research services and engages in the institutional and retail sales of securities.

      During the past five years, Mr. Zeitchick has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Zeitchick is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      Pursuant to an Agreement and Plan of Merger dated as of May 27, 1999 (the "Merger Agreement"), attached hereto as Exhibit 2, by and among Frost Hanna Capital Group, Inc., a Florida corporation ("Frost Hanna"), FHGB Acquisition Corporation, a New York corporation and a wholly-owned subsidiary of Frost Hanna ("FHGB"), Gaines Berland, and GBI Trading Corp., a New York corporation ("GBI"), and Gaines Berland Holdings, Inc., a Delaware corporation ("Holdings"), both wholly-owned subsidiaries of Gaines Berland, FHGB was merged with and into Gaines Berland (the "Merger"), with Gaines Berland surviving the Merger and becoming a wholly-owned subsidiary of Frost Hanna.

      Also pursuant to the Merger Agreement, each share of common stock of Gaines Berland, par value $.01 per share (the "Gaines Berland Common Stock"), issued and outstanding at August 24, 1999, was cancelled, extinguished and automatically converted into the right to receive 21,917 shares of Common Stock.

      As a result of the Merger, Mr. Zeitchick's shares of Gaines Berland Common Stock were converted into 1,512,273 shares of Common Stock.


                                Page 3 of 5 Pages

Item 4. Purpose of Transactions

      In the Merger, the Issuer acquired Gaines Berland, a securities brokerage and trading firm, as a wholly-owned subsidiary and Gaines Berland has obtained access to public equity markets through its parent, the Issuer, the shares of Common Stock of which are listed on the NASD OTC Bulletin Board. Mr. Zeitchick was a principal shareholder of Gaines Berland. In connection with and as a condition to the Merger, Mr. Zeitchick's shares of Gaines Berland Common Stock were converted into shares of Common Stock, as described in Item 3 above.

      Mr. Zeitchick has represented to the Issuer that he has acquired the Common Stock for his own account and without a view towards resale, transfer or distribution and has agreed that he will not, without the prior written consent of the Board of Directors of the Issuer, sell, transfer, or otherwise dispose of any of the shares of Common Stock received in the Merger for a period of two (2) years.

      On August 23, 1999, Mr. Zeitchick, along with certain other shareholders of Gaines Berland and their designees, was elected to the Board of Directors of the Issuer, pursuant to a vote of the shareholders of the Issuer.

      In addition, Mr. Zeitchick, along with certain other shareholders of Gaines Berland, was elected an officer of the Issuer, pursuant to the Unanimous Written Consent of the Board of Directors of the Issuer, effective August 24, 1999. Effective as of August 24, 1999, the Issuer changed its name to GBI Capital Management Corp.

      In connection with the Merger, the Issuer amended its Articles of Incorporation to provide for an authorized class of preferred stock, consisting of 2,000,000 shares, par value $.0001 per share (the "Preferred Stock"). This amendment, which was approved by the Issuer's shareholders, vests in the Board of Directors the authority to designate one or more series of up to a total of 2,000,000 outstanding shares of the Preferred Stock, and to determine the designations, preferences, and limitations of each such series. Under certain circumstances, the Board of Directors could use the Preferred Stock to create voting impediments or otherwise frustrate persons seeking to effect a takeover or otherwise gain control of the Issuer.

Item 5. Interest in Securities of the Issuer

      Mr. Zeitchick possesses sole voting and dispositive power as to 1,536,888 shares of the Issuer's Common Stock, approximately 8.2% of the issued and outstanding shares.

      Mr. Zeitchick's beneficial ownership includes options to purchase 24,615 shares of Common Stock currently exercisable at a price of $4.0625 per share, which options expire on August 23, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

Item 7. Material to be Filed as Exhibits

Exhibit 1. Merger Agreement, incorporated by reference to Exhibit A to the Issuer's Definitive Proxy Statement on Schedule 14A dated July 30, 1999.

Exhibit 2. Certificate of Merger of FHGB Acquisition Corporation and Gaines, Berland Inc. into Gaines, Berland Inc.


                                Page 4 of 5 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                        /s/ Mark Zeitchick
Dated: September 3, 1999                ----------------------------------------
                                        Mark Zeitchick


                                Page 5 of 5 Pages